UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024
Commission File Number 001-34175

ECOPETROL S.A.

(Translation of registrant’s name into English)

Carrera 13 No. 36 – 24

BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

"Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623)."

Exhibits

Exhibit 5.1 - Opinion of Shearman & Sterling LLP, special New York counsel to the Company, regarding the validity of the securities.

Exhibit 5.2 - Opinion of Brigard & Urrutia Abogados S.A.S., special Colombian counsel to the Company, regarding the validity of the securities.

Exhibit 23.1 - Consent of Shearman & Sterling LLP (included in Exhibit 5.1 above).

Exhibit 23.2 - Consent of Brigard & Urrutia Abogados S.A.S. (included in Exhibit 5.2 above).

Exhibit 99.1 – Form of US$1,850,000,000 8.375% Notes due 2036.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

	By:	/s/ Ricardo Roa Barragán
	Name:	Ricardo Roa Barragán
	Title:	Legal Representative

Date: January 18, 2024